SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number

1-6699

Stock Purchase Plan of Robin Hood Multifoods Inc.

60 Columbia Way

Markham, Ontario L3R 0C9

(Full title and address of plan)

International Multifoods Corporation

110 Cheshire Lane, Suite 300

Minnesota, Minnesota 55305

(Name of issuer and address of principal executive offices of issuer)

STOCK PURCHASE PLAN OF ROBIN HOOD MULTIFOODS INC.

Financial Statements

February 28, 2002 and 2001

(With Independent Auditors’ Report Thereon)

INDEPENDENT AUDITORS’ REPORT

The Savings Committee Stock Purchase Plan of Robin Hood Multifoods Inc.:

We have audited the accompanying statements of financial condition of the Stock Purchase Plan of Robin Hood Multifoods Inc., as of February 28, 2002 and 2001, and the related statements of income and changes in plan equity for each of the years in the three-year period ended February 28, 2002.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of February 28, 2002, and 2001, and the income and changes in plan equity for each of the years in the three-year period ended
February 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Minneapolis, Minnesota

May 3, 2002

STOCK PURCHASE PLAN OF

ROBIN HOOD MULTIFOODS INC.

Statements of Financial Condition

February 28, 2002 and 2001

(Expressed in Canadian Dollars)

	2002	2001
Assets

Cash/(Bank overdraft)	$110	$(196)
Contributions receivable:
Employee	70,176	72,643
Employer	35,088	35,111
	105,264	107,754

Investment in savings option at fair value	0	2,661

Investment in shares of common stock of International Multifoods Corporation at fair value:	181,562	285,169
2002: 5,375 shares, cost = $176,827
2001: 9,909 shares, cost = $241,925
	$286,936	$395,388

Plan Equity	$286,936	$395,388

See accompanying notes to financial statements.

STOCK PURCHASE PLAN OF

ROBIN HOOD MULTIFOODS INC.

Statements of Income and Changes in Plan Equity

Years ended February 28, 2002,

February 28, 2001 and February 29, 2000

(Expressed in Canadian Dollars)

	2002	2001	2000
Investment income:
Cash dividends	$0	$51,017	$27,589
Interest income	12	0	23
	12	51,017	27,612

Increase (decrease) in unrealized gain/loss on investment	(38,508)	145,154	(81,392)
Realized gain (loss) on withdrawals of common stock	137,592	281,008	(600,499)
Net investment gain (loss)	99,096	477,179	(654,279)

Contributions and deposits:
Deposits by members	844,278	861,425	829,190
Contributions by participating Employer, net of forfeitures on termination	412,154	420,760	405,829
Total contributions and deposits	1,256,432	1,282,185	1,235,019

Total increase in plan equity	1,355,528	1,759,364	580,740

Withdrawals:
Cash	12,033	10,213	6,303
Distributions in stock	1,451,947	1,649,152	608,772
Total withdrawals	1,463,980	1,659,365	615,075

Net increase (decrease) in plan equity	(108,452)	99,999	(34,335)

Balance of plan equity at beginning of year	395,388	295,389	329,724
Balance of plan equity at end of year	$286,936	$395,388	$295,389

See accompanying notes to financial statements.

STOCK PURCHASE PLAN OF

ROBIN HOOD MULTIFOODS INC.

Notes to Financial Statements

February 28, 2002, February 28, 2001 and February 29, 2000

1.             Summary of Significant Accounting Policies:

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.  Transactions in securities are recorded on the transaction date.  The investment in common stock of International Multifoods Corporation (“Multifoods”) is stated at fair market value based on published market value.

Robin Hood Multifoods Inc. and its participating  subsidiary  corporations (the “Employer”) pay all administrative costs of the Stock Purchase Plan of Robin Hood Multifoods Inc., (the “Plan”).

On or about February 15 of each year, the unit value of the vested units or portions thereof of the Trust Fund credited to each participating employee’s (“Member’s”) account on the date of distribution are distributed in full shares of Common Stock of Multifoods to the extent possible and the balance, if any, is paid in cash.

Realized gains or losses reflect the difference between fair market values of stock withdrawals by Members and historical cost of the shares on a first-in, first-out basis (“FIFO”).

2.             Summary Description of Plan:

The Plan is a voluntary investment plan intended to provide an opportunity for salaried employees of the Employer to become stockholders of Multifoods and to encourage them to invest on a regular basis.  A Member may contribute monthly from 2% to 5% of regular salary to the Plan.  The Employer contributes an amount equal to 50% of the Member’s contribution.

Contributions of a Member, and of the Employer on behalf of the Member, are calculated and maintained in terms of shares of stock.  The number of employees participating in the Plan together with the shares and the share values of the participants under the Plan at February 28, 2002, February 28, 2001 and February 29, 2000 were as follows:

	2002	2001	2000
Number of employees	325	332	351
Number of units	5,375	9,909	11,543
Net asset value per share:
At cost	$32.898	$24.415	$24.676
At market	33.778	28.779	15.847

Employees’ contributions are fully vested.  Employer contributions become fully vested after the employee has been a Member of the Plan for three years, or upon retirement, pre-retirement death or disability, and certain other occurrences.  The amounts forfeited by employees who withdraw prior to becoming fully vested are used to reduce subsequent Employer contributions.

Robin Hood Multifoods Inc. may at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions with respect to any one or more participating Employers.  Upon termination or discontinuance of contributions, Employer contribution amounts in Member accounts will be distributable to the Member or his or her beneficiary.

The corporations represented by the Employer are all Canadian corporations and all Members are Canadian residents.  The Plan is not subject to the provisions of the United States Employee Retirement Income Security Act of 1974.

3.             Realized Gains or Losses:

Realized gains or losses resulting from withdrawals and distributions to Members of Multifoods Common Stock are as follows:

Multifoods Common Stock
2002:
Aggregate market value/ proceeds	$1,451,947
Aggregate FIFO cost	1,314,355
Realized gain	$137,592

2001:
Aggregate market value/ proceeds	$1,649,152
Aggregate FIFO cost	1,368,144
Realized gain	$281,008

2000:
Aggregate market value/ proceeds	$608,772
Aggregate FIFO cost	1,209,271
Realized loss	$(600,499)

4.             Income Taxes:

The Plan is not subject to U.S. or Canadian income taxes.  Members are subject to Canadian income tax each year on the amount of Employer contributions to the Plan and income (including a portion of capital gains less capital losses arising and realized after December 31, 1971) from the Trust Fund allocated for the year by the trustee to their accounts, even though Employer contributions are on a contingent basis.  Distributions from the Plan will be received by Members free of any further Canadian tax.  If amounts are forfeited under the Plan, the Members affected will be entitled to a refund of 15 percent of the amounts contingently allocated to their accounts and previously included in their income for tax purposes.

5.             Contributions and Deposits:

Contributions and deposits for the years ended February 28, 2002, February 28, 2001 and February 29, 2000 are as follows:

Members	2002	2001	2000
Robin Hood Multifoods Inc.	$839,266	$856,686	$824,890
Gourmet Baker Inc.	5,012	4,739	4,300
	$844,278	$861,425	$829,190

Employer	2002	2001	2000
Robin Hood Multifoods Inc.	$409,648	$418,390	$403,679
Gourmet Baker Inc.	2,506	2,370	2,150
	$412,154	$420,760	$405,829

Employer contributions are net of forfeitures.

On December 23, 2000, Multifoods Inc. merged with Robin Hood Multifoods Inc. For disclosure purposes the contributions for both the members and the employer have been disclosed under Robin Hood Multifoods Inc.  The prior year comparative numbers have also been changed to reflect this merger.

Signature

                Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STOCK PURCHASE PLAN OF
ROBIN HOOD MULTIFOODS INC.

May 22, 2002	By:	/s/ Robert C. Morgan
Robert C. Morgan
Member of the Savings Committee

EXHIBIT INDEX

23            Consent of KPMG LLP